Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333 -169751
Dated January 3, 2011

Circle Bancorp offering could be lucrative for CEO

By Richard Halstead
Marin Independent Journal

Posted: 01/02/2011 06:30:00 PM PST

CEO Kit Cole will be entitled to receive bonus compensation of 1 percent of the capital raised in the public offering "up to $500,000," according to the prospectus for Circle Bancorp's initial public offering.

Cole said the $500,000 figure is an error, and her bonus won't exceed $300,000.

As the bank proceeds with its acquisition strategy, Cole also will be entitled to bonus compensation of up to $175,000 for every $100 million in assets, deposits, branches, and financial institutions acquired in board-approved acquisitions, including FDIC-assisted transactions, up to a maximum of $875,000.

Regarding the bonus for the public offering, Cole said, "The reason I receive that is I don't get a bonus every year. I got a very small bonus this year."

In addition to her base salary of $175,000 a year, Cole received a bonus of $44,500 in 2010 to reward her participation in Circle Bancorp's first issuance of preferred stock, which raised $3.5 million. Cole would have received an additional $80,500 in bonuses if Circle Bancorp had reached its goal of raising $10 million with the preferred stock offering. If a corporation fails, the claims of preferred stock holders precede those of common stock holders.

-- Richard Halstead

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (415) 898-5400.

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